Exhibit 99.1

Suite 310 – 606 4th Street SW
Calgary, Alberta T2P 1T1
Phone 403 233-2801 Fax 403 233-2857

VIA SEDAR

October 27, 2009

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Autorité des Marches Financiers
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
Newfoundland Securities Commission
Nunavut Registrar Securities
Yukon Registrar of Securities
Northwest Territories Registrar of Securities

Dear Sirs,

Re:	Harvest Energy Trust
Special Meeting of Security-holders

We are pleased to advise you of the details of the upcoming meeting of the security-holders of Harvest Energy Trust:

Issuer:	Harvest Energy Trust
Meeting Type:	Special Meeting
ISIN – Trust Units:	CA4 752X 0 5
Meeting Date:	December 5, 2009
Record Date of Notice:	November 9, 2009
Record Date of Voting:	November 9, 2009
Beneficial Ownership Determination Date:	November 9, 2009
Class of Securities Entitled to Receive Notice	Trust Units
Class of Securities Entitled to Vote:	Trust Units
Place:	Calgary, Alberta

We are filing this information in compliance with the Canadian Securities Administrators’ National Instrument 54 – 0 regarding Shareholder Communication, in our capacity as the agent for Harvest Energy Trust.

Yours truly,

‘Signed”
June Lam
Account Manager, Client Services

cc:	Harvest Energy Trust
Attn: Jason Crumley & Kari Sawatzky